April 28, 2005

Presidio Funds 726 Lake Street San Francisco, CA 94118

Re:

Presidio Funds - File Nos. 333-122412 and 811-21707

Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Pre-Effective Amendment No. 1 to the Registration Statement, File Nos. 333-122412 and 811-21707 (the “Registration Statement”) of Presidio Funds (the “Trust”).

We have examined copies of (i) Agreement and Declaration of Trust of the Trust, (ii) the By-Laws of the Trust, and (iii) such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed.  We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Pre-Effective Amendment No. 1 is effective for purposes of applicable federal and state securities laws, the shares of the Trust, if issued in accordance with the then current Prospectus and Statement of Additional Information of the Trust, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.  This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent.  This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thomspon Hine LLP

THOMPSON HINE LLP

MVW/JMS/DSM

462080.1